SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 10, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	April 10, 2007

TAM is authorized to fly to Caracas

New frequency will be operated from the Guarulhos International Airport, in São Paulo, with stop in Manaus (AM)

São Paulo, April 10, 2007 – TAM (Bovespa: TAMM4, NYSE: TAM) received official authorization from the International Relations Department of ANAC (Brazil’s National Civil Aviation Agency) to start the regular operation of a daily frequency to Caracas, in Venezuela. This flight will depart from Guarulhos International Airport, in São Paulo, connecting in Manaus (AM).

TAM will operate the flight to Caracas within six months. All measures required to start this frequency are already being taken. The start date and timetable for this flight will be opportunely announced.

The Company already operates two frequencies per day to Santiago, in Chile, and performs 56 flights per week to Buenos Aires, in Argentina. Through TAM Mercosur, it also serves Asunción and Ciudad del Este (Paraguay), Córdoba (Argentina), Montevideo (Uruguay), Santa Cruz de la Sierra and Cochabamba (Bolivia) and a daily frequency to Lima, in Peru, operated in code-share with Taca.

In the international market, TAM flies to Paris (three flights per day, one of which departing from Rio de Janeiro), London and Milan (daily frequencies). In addition, the Company operates five daily flights to the United States – two to New York and three to Miami - one of which departing from Fortaleza, with stops in Belém and Manaus.

TAM’s strategy to the international segment is to selectively grow in profitable markets. The Company ended last March with a 62.9% market share among Brazilian companies operating in the international market, according to official statistics of ANAC.

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 51.7% domestic market share and 62.9% international market share at the end of March 2007. TAM operates regular flights to 48 destinations throughout Brazil. It serves 75 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.8 million subscribers and has awarded more than 4.2 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.